September 23, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	J. Elizabeth Packebusch

Re:	MELI Kaszek Pioneer Corp

Registration Statement on Form S-1

File No. 333-259473

Dear Mr. Collins:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, MELI Kaszek Pioneer Corp (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-259473) as amended, (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 9:30 a.m. Eastern Daylight Time on September 28, 2021, or as soon as practicable thereafter. The Company hereby authorizes Nicolas Grabar of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, to modify or withdraw this request for acceleration orally. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Grabar at +1 212 225-2414 and that such effectiveness also be confirmed in writing.

Very truly yours,

MELI Kaszek Pioneer Corp

By:	/s/ Hernan Kazah
Name: Hernan Kazah
Title: Co-Chief Executive Officer

cc:	Pedro Arnt

MELI Kaszek Pioneer Corp

Nicolas Grabar

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP